August 28, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	EV Energy Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-33024

Dear Mr. Schwall:

On behalf of EV Energy Partners, LP (the “Company”), we hereby submit the following response to your letter dated August 13, 2012 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.

1.      Form 10-K

Business, page 5

Business Strategy, page 7

You disclose that you pursue acquisitions of long-lived producing oil and natural gas properties with relatively low decline rates, predictable production profiles, and low-risk development opportunities. However, we note that your recent acquisitions in the Barnett Shale included significant undeveloped reserves, and also your acquisition of undeveloped acreage in the Utica Shale in Ohio. You disclose on page 49, in your management's discussion and analysis of financial condition and results of operations overview, that these and other acquisitions increased the amount and percentage of your net proved reserves that are undeveloped, which will increase your capital expenditures to develop these reserves. Please explain if these acquisitions represent a change to your stated strategy of acquiring low-risk development opportunities, or clarify how these acquisitions fit within the business strategy you described.

Mr. H. Roger Schwall

August 28, 2012

Response:      The Company has the following response to this comment:

The acquisitions of properties in the Barnett Shale and the Utica Shale do not represent a change to our stated strategy of acquiring low-risk development opportunities. Rather, we believe they fit within the business strategy we describe in the Form 10-K for the following reasons:

Barnett Shale Properties

While we typically seek to acquire relatively mature properties with a significant component of proved developed producing reserves, from time to time we may make opportunistic acquisitions with a larger amount of proved undeveloped reserves that we believe provide low-risk development opportunities. Because of the relatively mature state of the Barnett Shale and large amount of historical production in this area, we believe the Barnett Shale properties offer a lower risk development opportunity as compared to undeveloped reserves in many other areas. Accordingly, we believe the acquisition of the Barnett Shale properties is consistent with our stated business strategy.

In addition, since our initial public offering in 2006, our year-end proved undeveloped reserves has ranged from 5% to 32%. We continually monitor our proved undeveloped to proved developed portfolio mix, with a long-term goal of targeting an average of approximately 80-85% proved developed reserves over time. However, depending on acquisition opportunities that fit within our strategy, this percentage will vary outside this long-term target (as it has since our initial public offering), and we generally only invest in undeveloped properties that we believe can be developed into producing properties on a low-risk basis.

Utica Shale Properties

Almost all of our acreage and assets that are prospective for the Utica Shale were part of the acquisition packages when we purchased working interests with conventional producing reserves in Ohio from EXCO Resources, Inc. in 2009 and Range Resources Corporation in 2010. Our focus in these acquisitions was the proved reserves and production, primarily from the Clinton and Knox formations. At that time, there was no drilling activity or industry focus on the Utica Shale formation and we ascribed no value to the Utica Shale formation in connection with the acquisitions. As stated on page 10 of the Form 10-K, we do not expect to fully develop these Utica Shale properties for our account. During 2012, we have drilled, with EnerVest as operator, three gross horizontal wells targeting the Utica Shale for the purpose of delineating the properties as part of our monetization strategy. Consistent with our statements on page 10 of the Form 10-K, we are currently in the process of pursuing alternatives for the sale or monetization of all or a part of our working interest acres with regard to the Utica Shale formation. We would expect any cash received or assets swapped for in such process to primarily be redeployed or reinvested in long-lived oil and natural gas properties with relatively low decline rates, predictable production profiles and low-risk development opportunities consistent with our stated business strategy.

Mr. H. Roger Schwall

August 28, 2012

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ George G. Young, III

George G. Young, III

Mr. H. Roger Schwall

August 28, 2012

As requested in the letter dated August 13, 2012, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K filed by EV Energy Partners, LP (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K does not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By: /s/ Michael E. Mercer

Michael E. Mercer

Senior Vice President and Chief Financial Officer